UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Hydril Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.50
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    448774109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Mr. Fernando R. Mantilla
                      Av. Leandro N. Alem 1067, 27th Floor
                          1001--Buenos Aires, Argentina
                                (54-11) 4018-2254
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                                February 11, 2007
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448774109                                          Page 2 of 11 Pages

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Rocca & Partners S.A.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [_]
          (See Instructions)                                            (B) [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED          1,035,208
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH        9    SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,035,208
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

CUSIP No. 448774109                                          Page 3 of 11 Pages

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          San Faustin N.V.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [_]
          (See Instructions)                                            (B) [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED          1,035,208
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH        9    SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,035,208
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 3 of 11 Pages

CUSIP No. 448774109                                          Page 4 of 11 Pages

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          I.I.I. Industrial Investments Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [_]
          (See Instructions)                                            (B) [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED          1,035,208
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH        9    SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,035,208
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 4 of 11 Pages

CUSIP No. 448774109                                          Page 5 of 11 Pages

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Tenaris S.A.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [_]
          (See Instructions)                                            (B) [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Luxembourg
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED          1,035,208
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH        9    SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,035,208
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                               Page 5 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.50 per share (the "Common Stock"), of Hydril Company (the "Issuer"). The principal executive offices of the Issuer are located at 3300 N. Sam Houston Parkway East, Houston, Texas 77032.

         Each share of Class B Common Stock, par value $0.50 per share (the "Class B Common Stock"), of the Issuer is convertible at the option of the holder (or upon the occurrence of certain other events) into one Share of Common Stock. This Schedule 13D is being filed with respect to the Common Stock in accordance with Rule 13d-3(d)(i).

ITEM 2.   IDENTITY AND BACKGROUND.

         This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k): Rocca & Partners S. A., San Faustin N.V., I.I.I. Industrial Investments Inc. and Tenaris S.A. ("Tenaris") (collectively, the "Reporting Persons"). The name, place of organization, principal business and business address of each Reporting Person is set forth on Schedule I-A and is incorporated into this Item 2 by reference.

         The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of each Reporting Person is set forth in Schedule I-B and is incorporated into this Item 2 by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of each Reporting Person is set forth in Schedule I-B and is incorporated into this Item 2 by reference.

         During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I-B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by Christopher T. Seaver, Patrick T. Seaver, Richard C. Seaver Living Trust and Richard C. Seaver (collectively, the "Stockholders") and Tenaris S.A. The Stockholders entered into the Voting Agreement as an inducement to Tenaris to enter into the Merger Agreement described in Item 4 (the terms of which are hereby


                               Page 6 of 11 Pages
incorporated by reference). Tenaris did not pay consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

         None of the individuals listed on Schedule I-B has contributed any funds or other consideration towards the purchase of securities of the Issuer, nor do the individuals listed on Schedule I-B own any of the Issuer's shares of Common Stock or Class B Common Stock.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         (a)-(b) On February 11, 2007, the Issuer, Tenaris and Hokkaido Acquisition, Inc. ("Merger Sub") entered into an Agreement and Plan of Merger, which provides that Merger Sub will be merged with and into the Issuer (the "Merger") and the Issuer will become an indirect wholly owned subsidiary of Tenaris. Pursuant to the Merger, each outstanding share of Common Stock and each outstanding share of Class B Common Stock will be converted into the right to receive $97.00 per share in cash. A copy of the Merger Agreement is included as
Exhibit 2.1 hereto and the description of the Merger Agreement herein is qualified in its entirety by reference to Exhibit 2.1, which is incorporated herein by reference.

         In connection with the execution of the Merger Agreement, in order to induce Tenaris to enter into the Merger Agreement, the Stockholders entered into the Voting Agreement, dated as of February 11, 2007 with Tenaris. Pursuant to the Voting Agreement, each Stockholder agreed, among other things, to vote (or cause to be voted), in person or by proxy, the number of shares of Common Stock and shares of Class B Common Stock listed in the Voting Agreement and any shares such Stockholder purchases or otherwise acquires beneficial ownership of, or acquires the right to vote after the execution of the Voting Agreement (i) in favor of adoption of the Merger Agreement and any other action of the Issuer's stockholders required in furtherance thereof, (ii) against any action or agreement submitted for approval of the stockholders of the Issuer that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of such Stockholder contained in the Voting Agreement or result in any conditions to Tenaris's obligations under the Merger Agreement not being satisfied; (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction submitted for approval to the stockholders of the Issuer that could reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreement and (iv) in favor of any other matter required to facilitate the consummation of the transactions contemplated by the Merger Agreement.

         The Voting Agreement will terminate upon the earlier to occur of (i) the effective time of the Merger (ii) the date and time of termination of the Merger Agreement in accordance with its terms and (iii) the date of any amendment to the Merger Agreement that would reduce the per share merger consideration to be paid pursuant to the Merger Agreement. A copy of the Voting Agreement is included as Exhibit 2.2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2.2, which is incorporated herein by reference.


                               Page 7 of 11 Pages

         (c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

         (d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation (as defined in the Merger Agreement), until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

         (e) No determinations have been made regarding material changes in the Issuer's present capitalization or dividend policy.

         (f) Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Tenaris.

         (g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate or incorporation of the Issuer will become the certificate of incorporation of the Surviving Corporation, except that Article Fourth of the certificate of incorporation shall be amended to read in its entirety as follows: "The aggregate number of shares that the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.50 per share."

         (h) The Merger Agreement provides that the Surviving Corporation shall, as promptly as practicable after consummation of the merger, cause the shares of Common Stock to no longer be quoted on NASDAQ.

         (i) Upon consummation of the Merger, the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 2.2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, none of the Reporting Persons or, to the best of each the Reporting Person's knowledge, any of the individuals or entities named in
Schedule I-B hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

         (a)-(b) Pursuant to the Voting Agreement, the Stockholders have agreed to vote 2,956 shares of Common Stock and 1,032,252 shares of Class B Common Stock in the manner described in Item 4. Based on the Issuer's representation in the Merger Agreement that there were 18,218,963 shares of Common Stock outstanding as of February 8, 2007 and assuming 1,032,252 shares of Class B Common stock are converted into the same number of shares of Common Stock, the shares subject to the Voting Agreement represent, on an as-converted basis, approximately 5.38% of the issued


                               Page 8 of 11 Pages
and outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares subject to the Voting Agreement, and this
Schedule 13D shall not be construed as an admission that any Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

         (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock or Class B Common Stock effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule I-B hereto, during the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 3, 4 and 5 and the Merger Agreement and the Voting Agreement set forth on Exhibit 2.1 and Exhibit 2.2, respectively, are incorporated herein by reference. As described in Item 4, Tenaris anticipates it will acquire the entire equity interest in the Issuer pursuant to the Merger Agreement.

         Other than the Merger Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the Reporting Person's knowledge, any person listed on Schedule I-B hereto, and any person with respect to the shares of Common Stock or Class B Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER     TITLE

   1 Merger Agreement, dated as of February 11, 2007, among Hydril Company, Tenaris S.A. and Hokkaido Acquisition, Inc. (incorporated by Reference to Exhibit 2.1 to the Current Report on Form 8-K of Hydril Corporation filed with the Securities and Exchange Commission on February 12, 2007)

   2 Voting Agreement, dated as of February 11, 2007, between Tenaris S.A. and Christopher T. Seaver, Patrick T. Seaver, Richard C. Seaver Living Trust and Richard C. Seaver (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Hydril Company filed with the Securities and Exchange Commission on February 15,
           2007)

   3       Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2007

                                        ROCCA & PARTNERS S.A.

                                        By: /s/ Gianfelice Mario Rocca
                                            ------------------------------------
                                            Name:   Gianfelice Mario Rocca
                                            Title:  President


                                        SAN FAUSTIN N.V

                                        By: /s/ Roberto Bonatti
                                            ------------------------------------
                                            Name:   Roberto Bonatti
                                            Title:  President


                                        I.I.I. INDUSTRIAL INVESTMENTS INC.

                                        By: /s/ Paolo Rocca
                                            ------------------------------------
                                            Name:   Paolo Rocca
                                            Title:  President


                                        TENARIS S.A.

                                        By: /s/ Paolo Rocca
                                            ------------------------------------
                                            Name:   Paolo Rocca
                                            Title:  Chairman and Chief Executive
                                                    Officer

                                  SCHEDULE I-A
                                  ------------

                             PLACE OF            PRINCIPAL
NAME OF REPORTING PERSON     ORGANIZATION        BUSINESS           ADDRESS OF PRINCIPAL OFFICE
---------------------------------------------------------------------------------------------------
ROCCA & PARTNERS S.A.        British Virgin      Holding company    Vanterpool Plaza, 2nd Floor,
                             Islands                                Wickhams Cay I, Road Town,
                                                                    Tortola, British Virgin Islands

SAN FAUSTIN N.V.             Netherlands         Holding company    Berg Arrarat I, Curacao,
                             Antilles                               Netherlands Antilles

I.I.I. INDUSTRIAL            Cayman Islands      Holding company    69 Dr. Roy's Drive,
INVESTMENTS INC.                                                    Georgetown, Grand Cayman,
                                                                    Cayman Islands

TENARIS S.A.                 Luxembourg          Holding company    46 A Ave John F Kennedy
                                                 of steel tube      - 2nd floor L-1855
                                                 manufacturing      Luxembourg
                                                 companies


                                  SCHEDULE I-B

                               ROCCA & PARTNERS SA

DIRECTORS OF ROCCA & PARTNERS SA
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Gianfelice Rocca              Italian           Via Monterosa 93            President of Rocca & Partners,
                                                Milan, Italy                Chairman of San Faustin

Anna Maria Rocca Bonatti      Italian           Via Maggiolini 1, Milan,    Director of Rocca & Partners
                                                Italy

Marcella Rocca                Italian           Gaspar Campos 325, 1638     Director of Rocca & Partners
                                                Vicente Lopez -Buenos
                                                Aires - Argentina

Giovanni Sardagna             Italian           Av. Leandro N. Alem 1067,   Director of San Faustin
                                                Buenos Aires - Argentina


OFFICERS OF ROCCA & PARTNERS SA
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Gianfelice Rocca              Italian           Via Monterosa 93            President of Rocca & Partners,
                                                Milan, Italy                Chairman of San Faustin

Guido Bonatti                 Italian           Via Monterosa 93            Treasurer of Rocca & Partners
                                                Milan, Italy

Fernando R. Mantilla          Argentinean       Av. Leandro N. Alem 1067,   Secretary of Rocca & Partners
                                                Buenos Aires - Argentina

Andres Pineyro                Argentinean       Cerrito 1266, Buenos        Assistant Secretary of Rocca &
                                                Aires, Argentina            Partners

Ursula Rosa Geiser            Swiss             Villa Maggio 2              Assistant Secretary of Rocca &
                                                Lugano, Switzerland         Partners

Cinzia Della Santa            Swiss             Villa Maggio 2              Assistant Secretary of Rocca &
                                                Lugano, Switzerland         Partners

Umberto Bocchini              Swiss             Av. Leandro N. Alem 1067,   Assistant Secretary of Rocca &
                                                Buenos Aires - Argentina    Partners

                                SAN FAUSTIN N.V.

DIRECTORS OF SAN FAUSTIN N.V.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Gianfelice Rocca              Italian           Via Monterosa 93            President of Rocca & Partners,
                                                Milan, Italy                Chairman of San Faustin

Giansandro Bassetti           Italian           Via Monterosa 93            Vice Chairman of San Faustin
                                                Milan, Italy

Guido Bonatti                 Italian           Via Monterosa 93            Financial Advisor
                                                Milan, Italy

Marco Drago                   Italian           Via Monterosa 93            Chairman,
                                                Milan, Italy                De Agostini SpA, Novara

Vincenzo Figus                Italian           Via Monterosa 93            Attorney-at-Law
                                                Milan, Italy

Gabriele Galateri             Italian           Via Monterosa 93            President, Mediobanca, Milan
                                                Milan, Italy

Bruno Marchettini             Italian           Via Carnaghi 2              Director, Tenaris
                                                Milan, Italy

Andres Pineyro                Argentinean       Cerrito 1266, Buenos        President, Meridium SA, Buenos
                                                Aires, Argentina            Aires

Ludovico Rocca                Italian           Av. Leandro N. Alem 1067    Attorney-at-Law
                                                Buenos Aires, Argentina

Paolo Rocca                   Italian           Av. Leandro N. Alem 1067    Chairman and Chief Executive
                                                Buenos Aires, Argentina     Officer of Tenaris

Giovanni Sardagna             Italian           Av. Leandro N. Alem 1067    Attorney-at-Law
                                                Buenos Aires, Argentina


OFFICERS OF SAN FAUSTIN N.V.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Roberto Bonatti               Italian           Av. Leandro N. Alem 1067    President of San Faustin N.V.
                                                Buenos Aires, Argentina

Paolo Rocca                   Italian           Av. Leandro N. Alem 1067    Vice President of San Faustin
                                                Buenos Aires, Argentina     N.V., Chairman and Chief
                                                                            Executive Officer of Tenaris

Pierluigi Molajoni            American          Via Monterosa 93            General Manager of San Faustin
                                                Milan, Italy                N.V.

Carlos Enrique Zandona        Argentinean       Av. Leandro N. Alem 1067    Treasurer of San Faustin N.V.
                                                Buenos Aires, Argentina

Fernando R. Mantilla          Argentinean       Av. Leandro N. Alem 1067    Secretary of San Faustin N.V.
                                                Buenos Aires, Argentina

Umberto Bocchini              Italian           Av. Leandro N. Alem 1067    Assistant  Secretary of San
                                                Buenos Aires, Argentina     Faustin N.V.

Stefano Gnecchi Ruscone       Italian           Via Monterosa 93            Assistant  Secretary of San
                                                Milan, Italy                Faustin N.V.


                                                   I.I.I. INDUSTRIAL INVESTMENT INC.

DIRECTORS OF I.I.I. INDUSTRIAL INVESTMENTS INC.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Giansandro Bassetti           Italian           Av. Leandro Alem 1067,      Vice-Chairman of San Faustin
                                                Buenos Aires, Argentina

Guido Bonatti                 Italian           Via Monterosa 93            Financial Advisor
                                                Milan, Italy

Roberto Bonatti               Italian           Av. Leandro N. Alem 1067    President of San Faustin
                                                Buenos Aires, Argentina

Gianfelice Rocca              Italian           Via Monterosa 93            Chairman of San Faustin
                                                Milan, Italy

Paolo Rocca                   Italian           Av. Leandro N. Alem 1067    Chairman and Chief Executive
                                                Buenos Aires, Argentina     Officer of Tenaris

Carlos Manuel Franck          Argentinean       Av. Leandro N. Alem 1067    President of Santa Maria
                                                Buenos Aires, Argentina     S.A.I.F.


OFFICERS OF I.I.I. INDUSTRIAL INVESTMENTS INC.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Guido Bonatti                 Italian           Via Monterosa 93            Vice-president of I.I.I.
                                                Milan, Italy                Industrial Investments Inc.

Ursula Rosa Geiser            Swiss             Villa Maggio 2              Treasurer & Assistant
                                                Lugano, Switzerland         Secretary of I.I.I. Industrial
                                                                            Investments Inc.

Fernando R. Mantilla          Argentinean       Av. Leandro N. Alem 1067    Secretary of I.I.I. Industrial
                                                Buenos Aires, Argentina     Investments Inc.

Umberto Bocchini              Italian           Av. Leandro N. Alem 1067    Assistant  Secretary of I.I.I.
                                                Buenos Aires, Argentina     Industrial Investments Inc.

Caledonian Bank & Trust Ltd   Cayman Island     Caledonian House - George   Assistant Secretary of I.I.I.
                                                Town, Grand Cayman,         Industrial Investments Inc.
                                                Cayman Island
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

                                                             TENARIS S.A.

DIRECTORS OF TENARIS S.A.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Roberto Bonatti               Italian           Av. Leandro Alem 1067,      President of San Faustin
                                                Buenos Aires
                                                Argentina

Carlos Manuel Franck          Argentinean       Av. Leandro N. Alem 1067,   President of Santa Maria
                                                Buenos Aires                S.A.I.F.
                                                Argentina

Bruno Marchettini             Argentinean       Via Carnaghi 2              Board member of San Faustin,
                                                Milan, Italy                Ternium and Siderar

Robert Monti                  Argentinean       Talcahuano No 826           Non-executive chairman of
                                                Piso 6                      Trefoil Limited and member of
                                                Buenos Aires Argentina      the board of Directors of
                                                                            Petrobras Energia, Transocean
                                                                            Offshore Drilling and of John
                                                                            Wood Group PLC

Paolo Rocca                   Italian           Av. Leandro N. Alem 1067,   Chairman and Chief Executive
                                                Buenos Aires - Argentina    Officer of Tenaris

Gianfelice Rocca              Italian           Via Monterosa 93            Chairman of San Faustin
                                                Milan, Italy

Jaime Serra Puche             Mexican           Prol. Paseo de la Reforma   Chairman of SAI Consultores
                                                No 600-103
                                                Piso 1
                                                Santa Fe CP 01210.
                                                Mexico, D.F.

Amadeo Vazquez y Vazquez      Argentinean       Austria No 2670 Buenos      Chairman of the board of
                                                Aires - Argentina           directors of Telecom Argentina
                                                                            S.A.

Guillermo F. Vogel            Mexican           Campos Eliseos 400 Piso     Vice Chairman of Tamsa
                                                17 Col. Chapultepec
                                                Polanco. CP 11560.
                                                Mexico, D.F.


OFFICERS OF TENARIS S.A.
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Paolo Rocca                   Italian           Av. Leandro N. Alem 1067,   Chairman and Chief Executive
                                                Buenos Aires - Argentina    Officer of Tenaris

Alberto Valsecchi             Italian           Av. Leandro N. Alem 1067,   Chief Operating Officer of
                                                Buenos Aires - Argentina    Tenaris

Carlos Condorelli             Argentinean       Av. Leandro N. Alem 1067,   Chief Financial Officer of
                                                Buenos Aires - Argentina    Tenaris

Alejandro Lammertyn           Argentinean       Av. Leandro N. Alem 1067,   Supply Chain Director of
                                                Buenos Aires - Argentina    Tenaris
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
OFFICERS OF TENARIS S.A. (CON'T)
---------------------------------------------------------------------------------------------------------
                                                RESIDENCE OR BUSINESS       PRESENT PRINCIPAL
NAME                          CITIZENSHIP       ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------------
Marco Radnic                  Argentinean       Av. Leandro N. Alem 1067,   Human Resources Director of
                                                Buenos Aires - Argentina    Tenaris

Marcelo Ramos                 Argentinean       Dr. Jorge A. Simini 250,    Quality Director of Tenaris
                                                Campana
                                                Buenos Aires -Argentina

German Cura                   Argentinean       Av. Leandro N. Alem 1067,   Commercial Director of Tenaris
                                                Buenos Aires - Argentina

German Cura                   Argentinean       2200 West Loop South,       North American Area Manager of
                                                8th floor                   Tenaris
                                                Houston, TX -USA

Sergio de la Maza             Mexican           Km. 433.7 Carr.             Central American Area Manager
                                                Mexico-Veracruz Via         of Tenaris
                                                Xalapa, Veracruz-Mexico

Guillermo Noriega             Argentinean       Dr. Jorge A. Simini 250,    South American Area Manager of
                                                Campana                     Tenaris
                                                Buenos Aires -Argentina

Vincenzo Crapanzano           Italian           Piazza Caduti 6 Luglio      European Area Manager of
                                                1944, 1                     Tenaris
                                                Bergamo-Italy

Claudio Leali                 Italian           1-10 Minamiwatarida,        Managing Director, Japanese
                                                Kawasaki-ku, Kanagawa,      Operations of Tenaris
                                                Kawasaki-Japan

Tulio Chipoletti              Brazilian         Av. Dr. Gastao Vidigal      Area Manager, Brazil, of
                                                Neto, 475 Cidade Nova       Tenaris
                                                Pindamonhangaba
                                                Sao Paulo-Brazil

Emyr Berbare                  Brazilian         Av. Dr. Gastao Vidigal      Director, Confab Equipamentos
                                                Neto, 475 Cidade Nova       of Tenaris
                                                Pindamonhangaba
                                                Sao Paulo-Brazil

Sergio Tosato                 Italian           Piazza Caduti 6 Luglio      Industrial Coordination
                                                1944, 1                     Director of Tenaris
                                                Bergamo-Italy

Giancarlo Miglio              Italian           Av. Leandro N. Alem 1067,   Information Technology
                                                Buenos Aires - Argentina    Director of Tenaris

Carlos Pappier                Argentinean       Av. Leandro N. Alem 1067,   Planning Director of Tenaris
                                                Buenos Aires - Argentina

Carlos San Martin             Argentinean       Dr. Jorge A. Simini 250,    Technology Director of Tenaris
                                                Campana
                                                Buenos Aires -Argentina
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